Exhibit 99.1

News Release

Stantec 2018 Annual Meeting of Shareholders Results

EDMONTON, AB; NEW YORK, NY (May 11, 2018) TSX, NYSE:STN

Stantec Inc. (“Stantec” or the “Company”) held its annual meeting of shareholders in Edmonton on May 10, 2018. A total of approximately 89,992,013 shares (approximately 79% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1.	Election of Directors

Each of the nine nominees listed in the Management Information Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld

Douglas K. Ammerman	86,911,283	97.60	2,139,941	2.40

Richard C. Bradeen	88,774,884	99.69	276,340	0.31

Delores M. Etter	81,225,876	91.21	7,825,348	8.79

Robert J. Gomes	88,056,839	98.88	994,385	1.12

Susan E. Hartman	77,756,939	87.32	11,294,285	12.68

Gordon A. Johnston	88,233,273	99.08	817,951	0.92

Aram H. Keith	78,465,839	88.11	10,585,385	11.89

Donald J. Lowry	80,870,126	90.81	8,181,098	9.19

Marie-Lucie Morin	81,251,661	91.24	7,799,563	8.76

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld

85,445,323	94.95	4,546,690	5.05

3.	Approval of By-law No. 2

Shareholders approved By-law No. 2, which sets out advance notice requirements for director nominations as described more particularly in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against

87,441,860	98.19	1,609,309	1.81

4.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted the Company’s approach to executive compensation disclosed in the Management Information Circular delivered in connection with the meeting.

Votes For	% For	Votes Against	% Against

78,423,538	88.07	10,627,686	11.93

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact

Cora Klein

Stantec Investor Relations

Ph: (780) 969-2018

cora.klein@stantec.com

Design with community in mind